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THOMAS G. SPENCER DIRECT DIAL: +1 215 979 1218 PERSONAL FAX: +1 215 689 4405 E-MAIL: TGSpencer@duanemorris.com
www.duanemorris.com

September 14, 2022

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington D.C.  20549

Attention:  Office of Mergers & Acquisitions

RE:	StoneMor Inc.
Schedule 13E-3 filed by StoneMor Inc., Axar Capital Management, LP,
Axar Cemetery Parent Corp., and Axar Cemetery Merger Corp.
File No.: 005-91276

Preliminary Proxy Statement filed August 5, 2022
File No.: 001-39172

Ladies and Gentlemen:

StoneMor Inc. (the “Company”) submits the following responses to the comments raised in your letter dated August 24, 2022 with respect to the Company’s Schedule 13E-3 and the Company’s Preliminary Proxy Statement filed on August 5, 2022.  In order to facilitate your review, the Staff’s comments are set forth in full below, followed by the Company’s response thereto.

Duane Morris llp
30 SOUTH 17TH STREET PHILADELPHIA, PA 19103-4196	PHONE: +1 215 979 1000 FAX: +1 215 979 1020

Securities and Exchange Commission
Attention:  Office of Mergers & Acquisitions
September 14, 2022

SCHEDULE 13E-3

Introduction, page 2

1.
We note the disclaimer at the end of this section relating to the affiliate status of filing persons.  Given your determination to file a Schedule 13E-3, it is inappropriate to disclaim such affiliate status.  Similarly, you have included several disclaimers in the proxy statement that introduce doubt as to the affiliate status of filing persons.  Please review your disclosure in both filings.

COMPANY RESPONSE:

We have removed the last paragraph of the introduction to the Schedule 13E-3 and have made conforming changes in the preliminary proxy statement.

PRELIMINARY PROXY STATEMENT

General

2.	Please revise the form of proxy card to indicate it is preliminary. Also, confirm that any proxy cards received prior to your filing of a definitive proxy statement will not be tallied.

COMPANY RESPONSE:

We have revised the proxy card to indicate it is preliminary and confirm that no proxy cards received prior to the filing of a definitive proxy statement will be tallied.

Cover Letter, page i

3.
Please revise the sixth paragraph of the cover letter, and any similar disclosure elsewhere in the proxy statement, to clarify whether the board’s fairness determination addressed fairness as to the unaffiliated security holders, not all security holders.  Please make a similar revision in the last paragraph of the section captioned “Position of the Axar Group Members as to Fairness of the Merger” (page 46).

COMPANY RESPONSE:

We have modified the disclosure regarding the fairness determination by both the Board (in the sixth paragraph of the cover letter and elsewhere in the preliminary proxy statement where applicable) and the Axar Group Members (at the end of the section captioned “Position of the Axar Group Members as to Fairness of the Merger”).

Securities and Exchange Commission
Attention:  Office of Mergers & Acquisitions
September 14, 2022

Purpose and Reasons of the Company for the Merger, page 26

4.
We note that the board based its fairness determination in part on the recommendation of the Conflicts Committee.  We also note that the Conflicts Committee considered the Duff & Phelps opinion.  Note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis and discussion as their own in order to satisfy the disclosure obligation.  See Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981).  Thus, please revise to state, if true, that the board adopted the Conflicts Committee analyses and conclusion as its own, and, similarly, that the Conflicts Committee adopted Duff & Phelps’ analyses and conclusions as its own.  Alternatively, revise your disclosure to include disclosure responsive to Item 1014 of Regulation M-A and to address the factors listed in instruction 2 to Item 1014.

COMPANY RESPONSE:

We have modified the disclosure regarding the fairness determination by both the Board (at the end of the first paragraph under the caption “Special Factors--Purpose and Reasons of the Company for the Merger; Recommendation of the Board and the Conflicts Committee; Fairness of the Merger”) and the Conflicts Committee (on page 24).

Certain Unaudited Prospective Financial Information, page 33

5.	Please revise to include the full projections instead of a summary for both the January and May 2022 projections.

COMPANY RESPONSE:

We have included the full projections delivered by the Company’s management in both January 2022 and May 2022 in the amended preliminary proxy statement.  Given the volume of the disclosure, we have included these projections as a new Appendix C and incorporated the disclosure into the preliminary proxy statement where it is discussed in this section.

Opinion of the Conflicts Committee’s Financial Advisor, page 35

6.
We note, on page 18, that Duff & Phelps made a presentation to the Conflicts Committee on January 10, 2022.  Please file such presentation as an exhibit to the Schedule 13E-3 and summarize the contents of that presentation in this section.

COMPANY RESPONSE:

We have added disclosure regarding the Duff & Phelps presentation to the Conflicts Committee on January 10, 2022 in the section captioned “Special Factors-- Opinion of the Conflicts Committee’s Financial Advisor” and filed that presentation as an exhibit to Amendment No. 1 to the Schedule 13E-3.

Securities and Exchange Commission
Attention:  Office of Mergers & Acquisitions
September 14, 2022

7.	We note on page 41 that certain analyses were “…primarily used for informational purposes.” Please disclose how else those analyses were utilized.

COMPANY RESPONSE:

We have modified the disclosure at the end of the third paragraph under the caption “Special Factors—Opinion of the Conflicts Committee’s Financial Advisor—Selected Mergers and Acquisitions Transactions Analysis” to clarify that the selected public companies and selected transactions analyses were not regarded as significant to the Duff & Phelps analysis other than to provide specified informational inputs used in the discounted cash flows analysis.

8.
We note in the section captioned “Miscellaneous” that Duff & Phelps was engaged to provide services to a member of the company’s board.  Please name that person and disclose the fees received by Duff & Phelps.

COMPANY RESPONSE:

We have disclosed the compensation paid to Duff & Phelps for its services rendered to an independent committee of the Board in 2020 at the end of the fourth paragraph under the caption “Special Factors—Opinion of the Conflicts Committee’s Financial Advisor—Miscellaneous.”

Where Stockholders Can Find Additional Information, page 108

9.	Note that neither Schedule 13E-3 nor Schedule 14A specifically permit general “forward incorporation” of documents to be filed in the future. Please revise.

COMPANY RESPONSE:

We have revised the disclosure under “Where Stockholders Can Find Additional Information” to eliminate the forward incorporation by reference.

*          *          *          *          *

If you or any other member of the staff have any questions or would like to discuss any of these matters further, please do not hesitate to contact me at (215) 979-1218.

Very truly yours,

/s/ Thomas G. Spencer
Thomas G. Spencer

JBH/cad